EXHIBIT 10.12
435 Devon Park Drive
Building 800
Wayne, PA 19087
610.293.0600
(FAX) 610.293.0601
December 3, 2008
Mr. Brian J. Sisko
230 Oakwood Lane
Phoenixville, PA 19460
Dear Brian:
You previously entered into an employment letter, dated August 20, 2007 (the “Prior Agreement”) with Safeguard Scientifics, Inc. (“Safeguard”) and commenced employment with Safeguard on or after the date of the Prior Agreement (the actual date your employment began is herein referred to as your “Commencement Date”). In order to address concerns raised by certain terms of the Prior Agreement under Section 409A of the Internal Revenue Code of 1986, as amended (“Code”), we hereby modify your Prior Agreement to incorporate certain changes relating to Section 409A in this letter (“New Agreement”). This New Agreement replaces the Prior Agreement, which is hereby terminated.
Salary and Cash Incentives. Your current annual salary is $340,000. As a matter of maintaining competitive employment terms, salaries are reviewed annually against internal and external peer groups, and individual performance, and, if appropriate, adjusted upwards.
You will also be eligible to participate in the Safeguard annual management incentive program (MIP), at a minimum target payout of $250,000. Any reduction in your target payout or annual bonus opportunity will constitute a material breach of this New Agreement by Safeguard. The overall MIP goals are determined at the beginning of each year, and approved for payment annually, after the year-end audited results, by the Compensation Committee of the Board. Actual payments of amounts pursuant to your MIP award will be made to you on or after January 1, but prior to March 15, of the calendar year next following the calendar year in which the payment is earned, subject to completion of Safeguard’s audit for the applicable fiscal year. Your individual actual payout amount will be determined by your performance against your individual objectives and by the overall performance of Safeguard against established corporate objectives. Per the terms of the Prior Agreement, you were paid a bonus following the Commencement Date, the net after-tax proceeds of such bonus amount to be used to purchase Safeguard’s Common Stock in one or more market transactions.

Fringe Benefits. You are also eligible to participate in Safeguard’s health, dental, vision, disability, 401(k), deferred compensation program, and other benefit plans generally available to Safeguard executive employees from time to time. In addition, so long as you are an employee and Safeguard offers these benefits generally to other principals or executives, you will be paid a car allowance at the rate of $10,000 per annum; you will receive a non-accountable annual expense allowance of $8,000 per annum (payable in February of each year; you will be entitled to participate in Safeguard’s executive medical plan as in effect from time to time; and, subject to evidence of insurability, you will be entitled to company-paid universal life insurance providing coverage of $750,000 in addition to Safeguard’s normal group life insurance plans offered to employees generally. You will also be entitled to vacation at the annual rate of four weeks of vacation per year and other benefits as outlined on the description of Safeguard benefits previously provided to you.
Severance. Subject to the terms and conditions set forth below, in the event that (A) your employment with Safeguard is terminated by Safeguard without “cause” (as defined below) or by you for “good reason” (as defined below) within 18 months following a “change of control” (as defined below) of Safeguard (“Change of Control Termination”) or (B) your employment with Safeguard terminates for any reason other than (i) your death or disability, (ii) Safeguard’s termination of your employment for cause or (iii) your resignation without good reason (such a termination, a “Severance Termination”), Safeguard will provide you with the following benefits, which together with any benefits provided under the applicable terms of any other plan or program sponsored by the Safeguard (other than any plan, program or arrangement intended to pay severance benefits following termination of employment), and applicable to you, will be the only severance benefits or other payments in respect of your employment with Safeguard to which you will be entitled. The benefits you receive under this New Agreement will be in lieu of all salary, accrued vacation and other rights that you may have against Safeguard or its affiliates, and, except as otherwise noted below, will be paid within the later of 45 days after your date of termination or Safeguard’s receipt of your request for reimbursement, subject to your execution and nonrevocation of the General Release described below.
•	You will receive a payment in respect of your current year’s bonus equal to the product of (i) your annual target bonus (of at least $250,000), multiplied by (ii) Safeguard’s percentage achievement of its annual Management Incentive Plan objectives as determined by the Compensation Committee as of the end of the calendar quarter closest to your date of termination, multiplied by (iii) a fraction, the numerator of which is the number of days in Safeguard’s fiscal year elapsed at the time of the termination and the denominator of which is 365. Payment under this provision will be made within 60 days after the end of the quarter for which the determination in (ii) is made.

•	If (A) there is a Change of Control Termination or (B) a Severance Termination, you will receive a lump sum payment equal to the product of (i) 1.5 multiplied by (ii) your annual salary then in effect (which will not be less than $340,000).

•	Except as provided below, you will only vest in your interests under and you will receive benefits in accordance with the terms and conditions set forth in Safeguard’s various long-term incentive plans.

•	You will receive up to 12 months’ continued coverage under Safeguard’s medical and health plans(not including dental coverage), which coverage will run concurrent with the coverage provided under Section 4980B of the Code.

•	You will receive a lump sum payment equal to the cost that would be incurred by Safeguard, as reasonably determined by Safeguard, to waive the applicable premium otherwise payable for COBRA continuation coverage for you (and, to the extent covered immediately prior to the date of your termination, your spouse and dependents) with respect to dental insurance for a period of 12 months following the date of your termination.

•	You will be entitled to reimbursement of any medical, vision, or dental expenses incurred by you (and, to the extent covered immediately prior to the date of your termination, your spouse and dependents) which are not covered by Safeguard’s medical, vision and/or dental insurance for a period of 12 months following the date of your termination. No such reimbursement will be made to the extent such expenses exceed $5,000, in the aggregate, per calendar year.

•	You will be entitled to reimbursement of the cost of life insurance coverage under the universal life insurance policy which was purchased by Safeguard, in your name, during your employment (“Executive Insurance Policy”) for a period of 12 months, based on Safeguard’s monthly cost of such coverage on your termination date. Such reimbursement will only be made to the extent you continue to pay the premiums for such Executive Insurance Policy and thereafter submit to Safeguard the paid bill for your Executive Insurance Policy.

•	On or before the end of the second calendar year beginning after your termination of employment, Safeguard will reimburse you for up to $20,000 for documented outplacement services or office space which you secure within such time period.

•	You will be reimbursed promptly for all your reasonable and necessary business expenses incurred on behalf of Safeguard prior to your termination date in accordance with Safeguard’s customary policies.

•	If you experience a Change of Control Termination as described above, (A) you will become fully vested in all of your outstanding stock options and you may exercise (i) those stock options that were subject to time-based vesting during the 36-month period following your termination of employment (unless any of the options would by their terms expire sooner, in which case you may exercise such options at any time before their expiration), and (ii) those stock options that were subject to market-based vesting during the 24-month period following your termination of employment (unless any of the options would by their terms expire sooner, in which case you may exercise such options at any time before their expiration), and (B) you will become fully vested in all of your outstanding restricted stock awards and deferred stock units, if any.

•	If you experience a Severance Termination as described above, (A) you will become fully vested in your outstanding time-based stock options that were subject to time-based vesting and you may exercise those stock options during the 36-month period following your termination of employment (unless any of the options would by their terms expire sooner, in which case you may exercise such options at any time before their expiration), (B) you may exercise your vested outstanding market-based options during the 12-month period following your termination of employment (unless any of the options would by their terms expire sooner, in which case you may exercise such options at any time before their expiration), and (C) the Board, in its discretion, may accelerate the vesting of any restricted stock grants and deferred stock units, if any.

All compensation and benefits described in this New Agreement will be offered in return for and contingent on your execution, non-revocation and performance of the General Release and Agreement substantially in the form attached to this New Agreement as Exhibit A.
Upon your termination of employment with Safeguard in connection with a change of control, as discussed above, if it is determined that any payment or distribution by Safeguard of benefits provided under this New Agreement or any other benefits due upon a change of control (the “Change of Control Benefits”) would constitute an “excess parachute payment” within the meaning of Section 280G of the Code that would be subject to an excise tax under Section 4999 of the Code (the “Excise Tax”), the following provisions will apply, unless provided otherwise in the applicable plan, program or agreement that provides change of control payments that are not paid pursuant to this New Agreement. If the aggregate present value to you of receiving the Change of Control Benefits and paying the Excise Tax is not greater than the aggregate present value to you of the Change of Control Benefits reduced to the safe harbor amount (as defined below), then Safeguard will reduce the Change of Control Benefits such that the aggregate present value to you of receiving the Change of Control Benefits is equal to the safe harbor amount. Otherwise you will receive the full amount of the Change of Control Benefits and you will be responsible for payment of the Excise Tax. For purposes of this paragraph “present value” will be determined in accordance with Section 280G(d)(4) of the Code and the term “safe harbor amount” will mean an amount expressed in the present value that maximizes the aggregate present value of the Change of Control Benefits without causing any of the Change of Control Benefits to be subject to the deduction limitations set forth in Section 280G of the Code.
All determinations made pursuant to the foregoing paragraph will be made by a professional advisor selected by Safeguard (the “Professional Advisor”), which firm will provide its determinations and any supporting calculations both to Safeguard and to you within 10 days of the termination date. Any such determination by the Professional Advisor will be binding upon you and Safeguard. You will then, in your sole discretion, determine which and how much of the Change of Control Benefits will be eliminated or reduced consistent with the requirements of the foregoing paragraph. All of the fees and expenses of the Professional Advisor in performing the determinations referred to above will be borne solely by Safeguard.
Except as otherwise specifically provided in the section entitled “Severance Termination and Change of Control”, and subject to the requirements of the section entitled “Section 409A Compliance” below, Safeguard will pay you the lump sum payments described above within 45 days of your date of termination, subject to your execution and non-revocation of the General Release and Agreement (which will be substantially in the form attached as Exhibit A to this New Agreement, but with such changes, if any, as recommended by Safeguard’s counsel) and Non-Competition Agreement and such agreements have become effective. Safeguard will prepare the final release within five business days of your termination of employment. You will have 21 days in which to consider the release although you may execute it sooner. Please note that the release has a rescission period of seven days after which it becomes effective if not revoked. All other payments will be made to you on the next regularly scheduled payroll date after the date on which they become due.

Except with respect to amounts subject to delayed payment because of the application of Section 409A of the Code (as described in the section entitled “Section 409A Compliance” below ), Safeguard will pay interest on late payments at the prime rate at Safeguard’s agent bank plus two percent compounded monthly. In addition, Safeguard will pay all reasonable costs and expenses (including reasonable attorney’s fees and all costs of arbitration) incurred by you to enforce this New Agreement or any obligation hereunder. Such payments will be made to you within 60 days of the date the expense is incurred but in no event later than the date which is on or before the last day of the calendar year following the year in which the expense is incurred.
In this New Agreement, the term “cause” means (a) your failure to adhere to any written Safeguard policy if you have been given a reasonable opportunity to comply with such policy or cure your failure to comply (which reasonable opportunity must be granted during the ten-day period preceding termination of this New Agreement); (b) your appropriation (or attempted appropriation) of a material business opportunity of Safeguard, including attempting to secure or securing any personal profit in connection with any transaction entered into on behalf of Safeguard; (c) your misappropriation (or attempted misappropriation) of any Safeguard fund or property; or (d) your conviction of, or your entering a guilty plea or plea of no contest with respect to, a felony, the equivalent thereof, or any other crime with respect to which imprisonment is a possible punishment.
In this New Agreement, the term “good reason” means (i) your assignment (without your consent) to a position, title, responsibilities, or duties of a materially lesser status or degree of responsibility than your current position, responsibilities, or duties; provided, however, that a mere change in your area of responsibilities will not constitute a material change if you are reasonably suited by your education and training for such responsibilities and you remain Senior Vice-President and General Counsel of Safeguard; (ii) a reduction of your base salary; (iii) the relocation of Safeguard’s principal executive offices to a location which is more than 30 miles away from the location of Safeguard’s principal executive offices on the date of this New Agreement; or (iv) Safeguard’s material breach of this New Agreement. Notwithstanding the foregoing, no event or condition described in clauses (i) through (iv) will constitute good reason unless (a) you give Safeguard written notice of your intention to terminate your employment for good reason and the grounds for such termination, (b) the notice described in (a) is provided within 90 days after the event giving rise to the good reason termination occurs, and (c) such grounds for termination (if susceptible to correction) are not corrected by Safeguard within 30 days after its receipt of such notice. If Safeguard does not correct the ground(s) for termination during the 30-day period following your notice of termination, your termination of employment for good reason must become effective within 90 days after the end of the cure period in order for your termination to be treated as a “good reason” termination under this New Agreement. If your termination occurs more than 90 days after the end of the cure period, such termination will be treated as a voluntary termination other than for “good reason” and you will not be entitled to severance benefits under this New Agreement.

A “change of control” will be deemed to have occurred if (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than any Safeguard employee stock ownership plan or an equivalent retirement plan, becomes the beneficial owner (as such term is used in Section 13(d) of the Exchange Act), directly or indirectly, of securities of Safeguard representing 50% or more of the combined voting power of Safeguard’s then outstanding voting securities, (ii) the Board ceases to consist of a majority of Continuing Directors (as defined below), (iii) the consummation of a sale of all or substantially all of Safeguard’s assets or a liquidation (as measured by the fair value of the assets being sold compared to the fair value of all of Safeguard’s assets), or (iv) a merger or other combination occurs such that a majority of the equity securities of the resultant entity after the transaction are not owned by those who owned a majority of the equity securities of Safeguard prior to the transaction. A “Continuing Director” will mean a member of the Board who either (i) is a member of the Board at the date of this New Agreement or (ii) is nominated or appointed to serve as a Director by a majority of the then Continuing Directors.
Terms of Employment, Agreements, Miscellaneous. You are an employee-at-will and subject to the arrangements described in Safeguard’s employee handbook as modified from time to time. In addition, your continued employment is subject to your compliance with various covenants designed to protect Safeguard’s confidential information and employee, customer and other relationships, as set forth in the Non-Competition Agreement executed by you in connection with the Prior Agreement.
We agree that you may continue to serve as a an adjunct professor at the Temple University Fox School of Business and Management, and as a member of the Board of Overseers of the Annenberg Center for Performing Arts so long as such service does not interfere with the performance of your duties to Safeguard and that the activities of these organizations do not compete with the activities of Safeguard or our subsidiaries, partner companies or affiliates. You will not serve as a director of any other company that is not affiliated with Safeguard without the consent of our Board of Directors.
The provisions set forth in this New Agreement will inure to the benefit of your personal representative, executors and heirs. In the event you die while any amount payable under the New Agreement remains unpaid, all such amounts will be paid in accordance with the terms and conditions of this New Agreement.
No term or condition set forth in this New Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and the Board of Safeguard or a duly authorized officer of Safeguard.
You will not be required to mitigate the amount of any payment provided for in this New Agreement by seeking other employment or otherwise.
You acknowledge that the arrangements described in this New Agreement will be the only obligations of Safeguard or its affiliates in connection with any determination by Safeguard to terminate your employment with Safeguard. This New Agreement does not terminate, alter or affect your rights under any plan or program of Safeguard in which you may participate or under which you are due a benefit, except as explicitly set forth herein. Your participation in such plans or programs will be governed by the terms of such plans and programs.

The provisions set forth in this New Agreement will be construed and enforced in accordance with the law of the Commonwealth of Pennsylvania without regard to the conflicts of laws rules of any state.
Any controversy or claim arising out of or relating to this New Agreement, or the breach thereof, will be settled by arbitration in Philadelphia, Pennsylvania, in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association, using one arbitrator, and judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction.
The obligations of Safeguard set forth herein are absolute and unconditional and will not be subject to any right of set-off, counterclaim, recoupment, defense or other right which Safeguard may have against you, subject to, in the event of your termination of employment, your execution and performance of the General Release and Agreement substantially in the form attached to this New Agreement as Exhibit A and your performance of the Non-Competition Agreement in the form attached to this New Agreement as Exhibit B.
Safeguard may withhold applicable taxes and other legally required deductions from all payments to be made hereunder.
Safeguard’s obligations to make payments under this New Agreement are unfunded and unsecured and will be paid out of the general assets of Safeguard.
This New Agreement constitutes the entire agreement and understanding with respect to your severance arrangements, and supersedes any and all prior agreements and understandings whether oral or written, relating thereto.
Compliance with Section 409A of the Code.
This New Agreement will be interpreted to avoid any penalty sanctions under Section 409A of the Code. If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under Section 409A, then such benefit or payment will be provided in full at the earliest time thereafter when such sanctions will not be imposed. For purposes of Section 409A of the Code, all payments to be made upon your termination of employment under this New Agreement may only be made upon a “separation from service” within the meaning of such term under Section 409A of the Code, each payment made under this New Agreement will be treated as a separate payment and the right to a series of installment payments under this New Agreement is to be treated as a right to a series of separate payments. In no event will you, directly or indirectly, designate the calendar year of any payments to be made to you under this New Agreement. All reimbursements and in-kind benefits provided under this New Agreement will be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

Notwithstanding any provision in this New Agreement to the contrary, if at the time of your separation from service with Safeguard, Safeguard has securities which are publicly traded on an established securities market and you are a “specified employee” (as defined in Section 409A of the Code) and it is necessary to postpone the commencement of any severance payments otherwise payable pursuant to this New Agreement as a result of such termination of employment to prevent any accelerated or additional tax under Section 409A of the Code, then Safeguard will postpone the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to you) that are not otherwise paid within the short-term deferral exception under Section 409A of the Code and are in excess of the lesser of two times your then-annual compensation or (ii) the limit on compensation then set forth in Section 401(a)(17) of the code, until the first payroll date that occurs after the date that is six months following the your “separation from service” with Safeguard (as defined under Section 409A of the Code). If any payments are postponed due to such requirements, such postponed amounts will be paid in a lump sum to you on the first payroll date that occurs after the date that is six months following your “separation from service” with Safeguard. If you die during the postponement period prior to the payment of the postponed amount, the amounts withheld on account of Section 409A of the Code will be paid to the personal representative of your estate within 60 days after the date of your death.
If this New Agreement sets forth our agreement on the subject matter hereof, kindly sign and return to us the enclosed copy of this New Agreement which will then constitute our legally binding agreement.
Sincerely,
Safeguard Scientifics, Inc.

By:	/s/ Peter J. Boni
Peter J. Boni
President and Chief Executive Officer
I agree to be bound by the terms and conditions of this New Agreement.

/s/ Brian J. Sisko
Brian J. Sisko

EXHIBIT A
GENERAL RELEASE AND AGREEMENT
This GENERAL RELEASE AND AGREEMENT (hereinafter the “Agreement”) is made and entered into as of this _____ day of _____, 20 _____, by and between Safeguard Scientifics, Inc. (“Safeguard”) and Brian J. Sisko (“Employee”).
1. Background. The parties hereto acknowledge that this Agreement is being entered into pursuant to the terms of the employment letter agreement, dated December 3, 2008 between Safeguard and Employee (the “Employment Agreement”). As used in this Agreement, any reference to Safeguard shall include its predecessors and successors and, in their capacities as such, all of its present, past, and future directors, officers, employees, attorneys, insurers, agents and assigns; and any reference to Employee shall include, in their capacities as such, his attorneys, heirs, administrators, representatives, agents and assigns.
2. General Release.
(a) Employee, for and in consideration of the special benefits offered to him by Safeguard specified in the Employment Agreement and intending to be legally bound, does hereby REMISE, RELEASE AND FOREVER DISCHARGE Safeguard, of and from any and all waivable causes of actions, suits, debts, claims and demands whatsoever in law or in equity, which Employee ever had, now has, or hereafter may have or which Employee’s heirs, executors or administrators may have, by reason of any matter, cause or thing whatsoever, from the beginning of Employee’s employment with Safeguard to the date of this Agreement, and particularly, but without limitation, any claims arising from or relating in any way to Employee’s employment or the termination of Employee’s employment relationship with Safeguard, including, but not limited to, any claims arising under any federal, state, or local laws, including Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. § 2000e et seq., (“Title VII”), the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq. (the “ADEA”), the Americans with Disabilities Act, 42 U.S.C. § 12101 et seq. (“ADA”), Employee Retirement Income Security Act of 1974, as amended 29 U.S.C. § 301, et seq., as amended (“ERISA”), the Pennsylvania Wage Payment and Collection Law, Pa. Stat. Ann. tit. 43 §§ 260.1-260.11a (“WPCL”), the Pennsylvania Human Relations Act, 43 P.S. § 951 et seq. (the “PHRA”), and any and all other federal, state or local laws, regulations, ordinances or public policies and any common law claims now or hereafter recognized, including claims for wrongful discharge, slander and defamation, as well as all claims for counsel fees and costs; provided, however, that the Employee does not release or discharge Safeguard from any of its continuing obligations to him expressly set forth in this Agreement and the Employment Agreement.
(b) By signing this Agreement, Employee represents that Employee has not commenced any proceeding against Safeguard in any forum (administrative or judicial) concerning Employee’s employment or the termination thereof. If Employee’s employment with Safeguard has been terminated on or before the date of this Agreement, Employee further acknowledges that Employee was given sufficient notice under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) and that the termination of Employee’s employment does not give rise to any claim or right to notice, or pay or benefits in lieu of notice under the WARN Act. In the event any WARN Act issue does exist or arises in the future, Employee agrees and acknowledges that the payments and benefits set forth in this Agreement shall be applied to any compensation or benefits in lieu of notice required by the WARN Act, provided that any such offset shall not impair or affect the validity of any provision of this Agreement or the Employment Agreement.

(c) Employee agrees that in the event of a breach of any of the terms of this Agreement, Safeguard shall be entitled to recover attorneys’ fees and costs in an action to prosecute such breach, in addition to compensatory damages, and may cease to make any payments then due under this Agreement or the Employment Agreement.
(d) Employee acknowledges that Safeguard’s obligations under the Employment Agreement and this Agreement are the only obligations of Safeguard or its parent organizations or affiliates in connection with the matters described herein and therein.
(e) Employee agrees and acknowledges that this Agreement is not and shall not be construed to be an admission by Safeguard of any violation of any federal, state or local statue, ordinance or regulation or of any duty owed by Safeguard to Employee.
4. Confidentiality; Non-Disparagement.
(a) Except to the extent required by law, including SEC disclosure requirements, Safeguard and Employee agree that the terms of this Agreement will be kept confidential by both parties, except that Employee may advise his family and confidential advisors, and Safeguard may advise those people needing to know to implement the above terms.
(b) Employee acknowledges and agrees that he is bound by the confidentiality provisions of the Employment Agreement and that such terms remain in full force and effect.
(c) Employee represents that Employee has not taken, used or knowingly permitted to be used any notes, memorandum, reports, list, records, drawings, sketches, specifications, software programs, data, documentation or other materials of any nature relating to any matter within the scope of the business of Safeguard or its affiliated or parent companies or concerning any of its dealings or affairs otherwise than for the benefit of Safeguard. Employee shall not, after the termination of Employee’s employment, use or knowingly permit to be used any such notes, memoranda, reports, lists, records, drawings, sketches, specifications, software programs, data, documentation or other materials, it being agreed that all of the foregoing shall be and remain the sole and exclusive property of Safeguard and that immediately upon the termination of Employee’s employment, Employee shall deliver all of the foregoing, and all copies thereof, to Safeguard, at its main office.
(d) In accordance with normal ethical and professional standards, Safeguard and Employee agree that they shall not in any way engage in any conduct or make any statement that would defame or disparage the other, or make to, or solicit for, the media or others, any comments, statements (whether written or oral), and the like that may be considered to be derogatory or detrimental to the good name or business reputation of either party. It is understood and agreed that Safeguard’s obligation under this paragraph extends only to the conduct of Safeguard’s executive officers. The only exception to the foregoing shall be in those circumstances in which Employee or Safeguard is obligated to provide information in response to an investigation by a duly authorized governmental entity or in connection with legal proceedings.

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5. Indemnity and Assistance.
(a) This Agreement shall not release Safeguard, or any of its insurance carriers from any obligation it or they might otherwise have to defend and/or indemnify Employee and hold harmless any other director or officer and Safeguard hereby affirms its obligation to provide indemnification to Employee as a director, officer or former director or officer of Safeguard, as the case may be, as set forth in Safeguard’s bylaws and charter documents.
(b) Employee agrees that Employee will personally provide reasonable assistance and cooperation to Safeguard in activities related to the prosecution or defense of any pending or future lawsuits or claims involving Safeguard.
6. General.
(a) Employee acknowledges and agrees that he has 21 days to consider this Agreement, and that Employee has been advised by Safeguard, in writing, to consult with his attorney before signing this Agreement, and that Employee had discussed this matter with his attorney before signing it. Employee further acknowledges that Safeguard has advised him that he may revoke this Agreement for a period of seven calendar days after it has been executed, with the understanding that Safeguard has no obligations under this Agreement until the seven day period has passed. If the seventh day is a weekend or national holiday, Employee will have until the next business day to revoke. Any revocation must be in writing and received by Safeguard at its facility located at 435 Devon Park Drive, 800 Building, Wayne, PA 19087, Attention: President, with a copy to the General Counsel, Safeguard Scientifics, Inc., 800 Building, 435 Devon Park Drive, Wayne, PA 19087.
(b) Employee has carefully read and fully understands all of the provisions of this Agreement which set forth the entire agreement between him and Safeguard with respect to the subject matter hereto, and he acknowledges that he has not relied upon any representation or statement, written or oral, not set forth in this document.
(c) This Agreement is made in the Commonwealth of Pennsylvania and shall be interpreted under the laws thereof. Its language shall be construed as a whole, to give effect to its fair meaning and to preserve its enforceability.
(d) Employee agrees that any breach of this Agreement by Employee will cause irreparable damage to Safeguard and that in the event of such breach Safeguard shall have, in addition to any and all remedies of law, the right to an injunction, specific performance or other equitable relief to prevent the violation of Employee’s obligations hereunder.

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(e) No term or condition set forth in this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Employee and an officer of Safeguard specifically and duly authorized by the Board of Directors of Safeguard.
(f) Any waiver by Safeguard of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of such provision or any other provision hereof.
(g) Each covenant, paragraph and division of this Agreement is intended to be severable and distinct, and if any paragraph, subparagraph, provision or term of this Agreement is deemed to be unlawful or unenforceable, such a determination will not impair the legitimacy or enforceability of any other aspect of the Agreement.
(h) This Agreement is intended to be for the benefit of, and shall be enforceable by, Safeguard. Except as provided in the prior sentence, this Agreement is not intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person or entity other than the parties hereto and their respective heirs, representatives, successors and permitted assigns.
IN WITNESS WHEREOF, the parties have executed this Agreement as of the date written above.

Date:	, 20

Brian J. Sisko

Safeguard Scientifics, Inc.

Date	, 20	By:

Name:
Title:

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